Exhibit 99.63

Execution Version

ABAXX TECHNOLOGIES INC.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

April 26, 2023

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, BC V6C 3E8

Ladies and Gentlemen:

Abaxx Technologies Inc., a corporation incorporated under the Business Corporations Act (Alberta) (the “Company”), confirms its agreement (this “Agreement”) with BMO Nesbitt Burns Inc. (the “Agent”), with respect to the issuance and sale from time to time by the Company of shares (the “Shares”) of the Company’s common shares (the “Common Shares”), having an aggregate offering price of up to $30,000,000 (the “Maximum Amount”) through or to the Agent, as sales agent, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated September 17, 2021 (the “Preliminary Base Prospectus”) and has prepared and filed with the Qualifying Authorities in the Qualifying Jurisdictions the Base Prospectus (as defined herein) in respect of an aggregate of up to $50,000,000 (or the equivalent thereof in other currencies) of Common Shares, warrants to purchase other Shelf Securities (as defined herein), subscription receipts to purchase other Shelf Securities, debentures, notes or other evidence of indebtedness of any kind, nature or description, units comprised of one or more of the other Shelf Securities, and share purchase contracts or any other combination of such securities (collectively, the “Shelf Securities”) in each case in accordance with Securities Laws (as defined herein). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities, for the Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Qualifying Authorities for the Base Prospectus (the “Receipt”). The term “Base Prospectus” means the final short form base shelf prospectus dated November 4, 2021, relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Authorities in each of the Qualifying Jurisdictions as modified by the Translation Decision (as defined herein) (the “Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Securities Laws, including, but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Prospectus Supplement” means the most recent prospectus supplement to the Base Prospectus relating to the Shares filed by the Company with the Qualifying Authorities in accordance with Securities Laws. As used herein, “Prospectus” means the Prospectus Supplement (and any additional prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Qualifying Authorities in accordance with Securities Laws) together with the Base Prospectus. The Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Base Prospectus. The “Translation Decision” means the decision of the Autorité des marches financiers dated September 16, 2021, obtained by the Company granting exemptive relief from the requirement that the Prospectus and the documents incorporated by reference in the Prospectus be publicly filed in both the French and English languages. For the purposes of the Prospectus, the Company is not required to publicly file French versions of the Prospectus and the documents incorporated by reference therein.

Any reference herein to the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing or furnishing of any document with or to the Qualifying Authorities, as applicable, on or after the date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Base Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Qualifying Jurisdiction pursuant to SEDAR.

All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Base Prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Securities Laws to be a part of or included in the Prospectus.

The Company confirms its agreement with the Agent as follows:

1.	Sale and Delivery of the Shares.

(a) Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agent agree that the Company may issue and sell through the Agent, as sales agent for the Company, the Shares (an “Agency Transaction”) as follows:

(i)	The Company may, from time to time, propose to the Agent the terms of an Agency Transaction by means of a telephone call or other form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from at least one of the individuals listed as an authorized representative of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the NEO Exchange (the “NEO”) (which may not be a day on which the NEO is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the Agent unless and until (A) the Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 7, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to the Agent if the Company has delivered an Agency Transaction Notice which remains in effect to the Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii)	If such proposed terms for an Agency Transaction are acceptable to the Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii)	Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agent that (x) there can be no assurance that the Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) the Agent shall not incur liabilities or obligations to the Company or any other person or entity if it does not sell any Shares for any reason; and (z) the Agent shall not be required to purchase Shares on a principal basis pursuant to this Agreement.

(iv)	The Agent hereby covenants and agrees that, during the time the Agent receives an Agency Transaction Notice pursuant to Section 1(a)(i) hereof that has not been suspended or terminated in accordance with the terms hereof, the Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in National Instrument 21-101 - Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if the Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Shares, the Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agent cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(v)	The Agent covenants that the Agent will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(vi)	The Company may, acting through at least one Authorized Company Representative, or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(vii)	If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplates that the Shares shall be sold on more than one Trading Day, then the Company and the Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii)	The Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions (y) that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the NEO, or any Canadian marketplace or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Agent in writing.

(ix)	The cash compensation to the Agent for sales of the Shares in an Agency Transaction with respect to which the Agent acts as sales agent hereunder shall equal 2.5% of the gross offering proceeds of the Shares sold in such Agency Transaction. The Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the NEO or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to the Agent with respect to such sales and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(x)	Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the Agent against payment by the Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the Agent’s or its designee’s account (provided that the Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”) or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (if applicable) and (ii) pay the Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default; provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the NEO; (B) a material disruption in securities settlement or clearance services in Canada; or (C) failure by the Agent to comply with its obligations under the terms of this Agreement.

(b) Maximum Number of Shares. Under no circumstances shall the Company propose to the Agent, nor will the Agent effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of Shares of Common Shares available for offer and sale under the then effective Prospectus or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.

(c) Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares and the Agent shall not be obligated to sell or offer to sell any Shares during any period in which the Company’s insider trading or similar policy would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company. The Company shall immediately suspend or revoke any existing Agency Transaction Notice that would otherwise request a sale during any such period.

(d) Continuing Accuracy of Representations and Warranties. Any obligation of the Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 4 of this Agreement.

2.	Representations and Warranties of the Company. The Company represents and warrants, as of the date hereof, to, and covenants with, the Agent as follows:

(a) Due Incorporation and Organization. Each of the Company and the subsidiaries of the Company listed on Schedule 2 to this Agreement (the “Material Subsidiaries”) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own or lease its assets.

(b) Material Subsidiaries. The Company has no subsidiaries that are material other than the Material Subsidiaries, including with respect to the generation of revenues and the ownership of Intellectual Property (as defined herein), and the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries (other than a minority interest of Abaxx Singapore Pte. Ltd. which is held pursuant to the ACX shareholders’ agreement dated December 14, 2020 (the “ACX Shareholders’ Agreement”), of which the Company indirectly holds 24,147,059 common shares representing a 90.5% ownership interest in Abaxx Singapore Pte. Ltd. on the following basis: the Company holds one common share in Abaxx Technologies Canada Inc. (representing a 100% direct ownership interest in Abaxx Technologies Canada Inc.); and Abaxx Technologies Canada Inc. holds 100 common shares in Abaxx Technologies Corp. (representing a 100% indirect ownership interest in Abaxx Technologies Corp.); and Abaxx Technologies Corp. holds 24,147,059 common shares in Abaxx Singapore Pte. Ltd. (representing a 90.5% indirect ownership interest in Abaxx Singapore Pte. Ltd.), in each case, free and clear of all charges, mortgages, liens, hypothecs, pledges, claims, restrictions, security interests or other encumbrances, whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges, as those terms are understood under the laws of the Province of Ontario (each, an “Encumbrance”), and no person, except as otherwise disclosed to the Agent, has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or the Material Subsidiaries of any of the shares or other securities of the Material Subsidiaries, other than pursuant to the ACX Shareholders’ Agreement.

(c) Qualification to Carry on Business. Each of the Company and its subsidiaries is qualified to carry on business in each jurisdiction in which it carries on its business, except where the failure to be so qualified would not reasonably be expected to: (i) materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business; or (ii) any fact, event or change that would result in the Prospectus or any amendment or supplement thereto containing a misrepresentation (each, a “Material Adverse Effect”).

(d) Compliance with Law. Each of the Company and its subsidiaries has conducted and has been conducting its business in compliance in all material respects with all applicable laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such applicable laws, (ii) is not in breach or violation of any judgment, order or decree of any Governmental Authority (as defined herein) or court having jurisdiction over the Company or any of its subsidiaries, as applicable, (iii) holds all, and are not in breach of any, material Governmental Licences (as defined herein) that enable its business to be carried on as now conducted in each of the jurisdictions it carries on business and enable it to own, lease or operate its assets and properties, and none of the subsidiaries nor any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such subsidiaries’ dissolution or winding up. As used herein, “Governmental Authority” means any governmental authority and includes, without limitation, any international, national, federal, state, provincial or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions on behalf of a governmental authority or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(e) No Default or Breach. The execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company and the consummation of any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any Encumbrance on its or any of its subsidiary’s properties or assets under, any term or provision of the articles, by-laws or resolutions of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it or they or any of its or their properties are bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries.

(f) Corporate Power and Authority. The Company has full corporate power and authority to enter into this Agreement, and to perform its obligations set out in this Agreement and this Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms subject to the general qualifications that (i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally, and (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and rights of indemnity contained in this Agreement may be limited under applicable law.

(g) Consents and Approvals. No consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under Securities Laws; the rules of the NEO, or under any other applicable securities laws, and except such customary post-Settlement Date notice filings, the approval of the NEO of the offering of the Shares pursuant to this Agreement and the Prospectus, and other filings after the date hereof pursuant to applicable securities laws, including Securities Laws, and stock exchange policies, including the policies of the NEO.

(h) No Material Adverse Change. There has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Change”), from the position set forth in the latest consolidated audited financial statements, including the auditor’s reports and notes in respect thereof, included or incorporated by reference in the Prospectus (the “Annual Financial Statements”) or the latest condensed interim consolidated financial statements, including the notes in respect thereof, included or incorporated by reference in the Prospectus (the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”).

(i) Financial Statements. The Financial Statements present fairly, in all material respects, the financial position of the Company on a consolidated basis as of the dates thereof and the results of operations and cash flows of the Company on a consolidated basis for the periods indicated, and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) on a basis consistent with prior periods; the Company has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in such Financial Statements.

(j) Auditor. KPMG LLP, who have audited the Annual Financial Statements and delivered their report included in the Annual Financial Statements, have informed the Company that they are independent chartered accountants with respect to the Company within the meaning of applicable Securities Laws and there has not been any “disagreement” or “unresolved issue” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) with KPMG LLP since its initial engagement as the Company’s auditor.

(k) No Actions and Notices. There are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which could be expected to have a Material Adverse Effect; there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or threatened against or relating to the Company or any of its subsidiaries before any Governmental Authority; none of the Company or any of its subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or such subsidiary to conduct its respective business in all material respects as it has been carried on prior to the date hereof. None of the Company or any subsidiary has been served with or otherwise received notice of any legal or governmental proceedings and there are no legal or governmental proceedings (whether or not purportedly on behalf of the Company) pending to which the Company or any subsidiary is a party or of which any property or assets of the Company or any subsidiary is the subject, or which could be expected to have a Material Adverse Effect or materially and adversely affect the consummation by the Company of the transactions contemplated by this Agreement and no such proceedings have been threatened or contemplated by any Governmental Authority or any other parties.

(l) Subsequent Events. Since December 31, 2022, neither the Company nor any of its subsidiaries has incurred, assumed or suffered any material liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and its subsidiaries, taken as a whole.

(m) Public Record. The information and statements set forth in the Prospectus and in all documents incorporated by reference in the Prospectus and all information filed by or on behalf of the Company with the Qualifying Authorities, the NEO, and all applicable self-regulatory authorities after November 4, 2021, in compliance, or intended compliance, with Securities Laws (the “Public Record”), were true, correct and complete in all material respects and did not contain any misrepresentation (as defined in the Securities Act (Ontario)), as of the date of such information or statements or the date of any amendment to such information or statements.

(n) Reporting Issuer. The Company is a “reporting issuer” or has equivalent status within the meaning of Securities Laws in each of the Qualifying Jurisdictions and the Company has not received any correspondence or notice from any Qualifying Authority concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding; no delisting, prevention or suspension of trading in or cease trading order with respect to any securities of the Company and no such proceeding is pending, contemplated or threatened and no inquiry or investigation (formal or informal) of any Qualifying Authority or the NEO is in effect or ongoing or expected to be implemented or undertaken with respect to the foregoing.

(o) Control of Company. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(p) Taxes. The Company and each of its subsidiaries (A) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof and have paid or accrued all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Financial Statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, (B) duly and timely withheld all taxes and other amounts required by applicable laws to be withheld by them and have duly and timely remitted to the appropriate Governmental Authority such taxes and other amounts required by applicable laws to be remitted by them, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable laws to be collected by them and have duly and timely remitted to the appropriate Governmental Authority any such amounts required by applicable laws to be remitted by them; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or threatened against the Company that propose to assess taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company, except for liens for taxes not yet due and payable.

(q) Labour Dispute. No labour problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of the Company or any of its subsidiaries.

(r) Compliance with Employment Laws. The Company and its subsidiaries are in compliance with all applicable laws respecting employment and labour, including employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, labour relations, accessibility, and workers’ compensation. All employee benefit, pension, executive compensation, incentive compensation, stock compensation, retirement, supplementary retirement, health or other medical, dental, life or other similar plan, program, agreement or arrangement (“Employee Plans”) sponsored, maintained or contributed to or required to be contributed to by the Company or its subsidiaries for the benefit of their respective employees and their dependents have been established, registered (where required), funded (where required), invested (where required) and administered in accordance with, and are in good standing under, all applicable laws, the terms of such Employee Plans and all applicable collective agreements.

(s) Insurance. The Company maintains policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of the Company, and such policies are in full force and effect as of the date hereof.

(t) Distributions by Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or other ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company.

(u) Contracts. All of the material contracts and agreements of the Company and its subsidiaries required to be disclosed or described in the Prospectus by applicable Securities Laws have been disclosed or described in the Prospectus or in the Public Record. Neither the Company nor any subsidiary has received any notification from any party claiming that the Company or such subsidiary is in breach or default under any contract or agreement.

(v) Licences. The Company and its subsidiaries, through its Singapore Material Subsidiaries, have applied to the Monetary Authority of Singapore for an Approved Clearing House (ACH) licence and Recognized Market Operator (RMO) license and are the registered owners of and possess such permits, certificates, licences, approvals, registrations, qualifications, consents and other authorizations, issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or Governmental Authority necessary for the ownership or lease of their respective assets and properties and to conduct the business now operated by it in all jurisdictions in which it carries on business, that are material to the conduct of the business of the Company and its subsidiaries (as such business is currently conducted) (collectively, “Governmental Licences”); (B) the Company and its subsidiaries are in material compliance with the terms and conditions of all such Governmental Licences; (C) all of such Governmental Licences are in good standing, valid and in full force and effect; (D) neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation, suspension, termination or modification of any such Governmental Licences, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification or termination of any Governmental Licences held by others, known to the Company, that could lead to the revocation, suspension, modification or termination of any such Governmental Licences if the subject of an unfavourable decision, ruling or finding; (E) neither the Company nor any subsidiary is in material default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licences in good standing; (F) none of such Governmental Licences contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in any material respect the operations or the business of the Company or any subsidiary as now carried on or proposed to be carried on; (G) neither the Company nor any subsidiary has reason to believe that any party granting any such Governmental Licences is considering limiting, suspending, modifying, withdrawing or revoking the same in any material respect.

(w) Properties.

(i)	(1) The Company and each subsidiary owns or leases all such properties and assets as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Prospectus; (2) the Company and the subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Encumbrances; and any material real property and buildings held under lease or sublease by the Company and the subsidiaries are held by them under valid, subsisting and enforceable leases; and (3) neither the Company nor any subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any subsidiary.

(ii)	(1) No other property or assets are necessary for the conduct of the business of the Company or any subsidiary as currently conducted, (2) there are no claims or the basis for any claim that might or could materially and adversely affect the right of the Company or any subsidiary to use, transfer or otherwise exploit such property or assets necessary for the conduct of the business of the Company or any subsidiary as currently conducted, and (3) neither the Company nor any of its subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof.

(x) Mining Claims. All interests in mining claims, concessions, exploitation or extraction rights or similar rights comprising the Company and its subsidiaries’ mineral projects as described in the Prospectus and the Public Record (“Mining Claims”) are in good standing, are valid and enforceable, are free and clear of any Encumbrances, and no royalty is payable in respect of any of them; there are no material restrictions on the ability of the Company and its subsidiaries to use, transfer or otherwise exploit any property rights in respect of the Mining Claims except as required by applicable law.

(y) Compliance with Mining Laws. (i) The Company and its subsidiaries (x) are, and at all prior times were, in material compliance with any and all applicable laws, rules, statutes and regulations relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance with all Governmental Licences under applicable Mining Laws with respect to the Mining Claims, and (z) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) there are no costs or liabilities associated with Mining Laws of or relating to the Company or its subsidiaries; and (iii) (y) there are no proceedings, including but not limited to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Mining Laws in which a governmental entity is also a party, and (z) the Company and its subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws.

(z) Environmental Matters. There has been no breach of any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”); there has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination or other release of any kind at, onto or from any property owned, operated, used or leased by the Company or any subsidiaries or into the environment surrounding any such property of any hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”); there is no pending or threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any subsidiary; no property of the Company or any subsidiary is subject to any Encumbrance under any Environmental Law; neither the Company nor any subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law.

(aa) Costs and Liabilities related to Compliance with Environmental Laws. Costs and liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

(bb) Expropriation. No part of the property or assets of the Company or its subsidiaries have been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings.

(cc) Ownership of Intellectual Property. The Company and its subsidiaries own, or have obtained valid and enforceable licences for, or other rights to use, the Intellectual Property including, for greater certainty, the Intellectual Property described in the Prospectus and the Public Record; Neither the Company nor any subsidiary lacks or will be unable to obtain any rights or licences to use all Intellectual Property necessary and material for the conduct of the business of the Company and its subsidiaries (including the commercialization of the Company’s products and services candidates) as described in the Prospectus and the Public Record; no third parties have rights to any Intellectual Property of the Company or any subsidiary, except for the ownership rights of the owners of the Intellectual Property that is necessary and material to the business of the Company and its subsidiaries as presently conducted or as proposed to be conducted and that is owned by any person other than the Company or any subsidiary (the “Licensed IP”) or except for any licences of use granted by the Company and any subsidiary therein; there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property or the Company’s or any subsidiary’s rights in or to any Intellectual Property, the Company has no knowledge of any facts which form a reasonable basis for any such claim, and there has been no finding of unenforceability or invalidity of the Intellectual Property; there is no patent or published patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property of the Company or any subsidiary; and there is no prior art that necessarily renders any patent application owned by the Company or any subsidiary unpatentable that has not been disclosed to the US Patent and Trademark Office or any similar office in Canada or any other jurisdiction.

As used herein, “Intellectual Property” means all of the following which is currently owned by, issued to or licensed to the Company or a subsidiary, or other rights of the Company or a subsidiary to use the following (i) patent rights, issued patents, patent applications, patent disclosures, and registrations, inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable, anywhere in the world, (ii) copyrights (including performance rights) to any original works of art or authorship, including source code and graphics, which are fixed in any medium of expression, including copyright registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (iii) any and all common law or registered trade-mark rights, trade names, business names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, goodwill, domain names and any registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (iv) know-how, show-how, confidential information, trade secrets, (v) any and all industrial design rights, industrial designs, design patents, industrial design or design patent registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (vi) any and all integrated circuit topography rights, integrated circuit topographies and integrated circuit topography applications, anywhere in the world, whether or not registered or registrable, (vii) any reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing, (viii) any other industrial, proprietary or intellectual property rights, anywhere in the world, (ix) proprietary computer software (including but not limited to programs, data, data bases and documentation), and (x) proprietary computer hardware and other information technology systems owned, used or held by the Company or its subsidiaries.

(dd) Intellectual Property Encumbrances. Other than Licensed IP, the Company and its subsidiaries are the legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Intellectual Property free and clear of all Encumbrances or adverse interests whatsoever, covenants, conditions, options to purchase and restrictions or other adverse claims of any kind or nature, and the Company has no knowledge of any claim of adverse ownership in respect thereof; other than the Licensed IP, no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Intellectual Property and none of the Intellectual Property of the Company or any subsidiary comprises an improvement to Licensed IP that would give any person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property.

(ee) Intellectual Property Claims. Neither the Company nor any of its subsidiaries has received any notice or claim (whether written, oral or otherwise) challenging the ownership or right to use of any of the Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any person other than the Company and its subsidiaries have any claim of legal or beneficial ownership or other claim or interest in any of the Intellectual Property.

(ff) Intellectual Property Registrations. All applications for registration of any Intellectual Property of the Company and any subsidiary have been properly filed and have been pursued by the Company and its subsidiaries in the ordinary course of business, and neither the Company nor any of its subsidiaries has received any notice (whether written, oral or otherwise) indicating that any application for registration of the Intellectual Property of the Company and any subsidiary has been finally rejected or denied by the applicable reviewing authority.

(gg) Company Intellectual Property Infringements. The conduct of the business of the Company and its subsidiaries (including, without limitation, the sale of their respective products and services, or the use or other exploitation of the Intellectual Property by the Company, its subsidiaries or any customers, distributors or other licensees thereof) has not infringed, violated, misappropriated or otherwise conflicted with any intellectual property right of any person; there is no pending or threatened action, suit, proceeding or claim by others that the Company or any subsidiary infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Company’s or any subsidiary’s products or services under development) any intellectual property of others, and the Company has no knowledge of any facts which form a reasonable basis for any such claim.

(hh) Intellectual Property Actions. Neither the Company nor any of its subsidiaries is a party to any action or proceeding, nor is or has any action or proceeding been threatened that alleges that any current or proposed conduct of their respective businesses (including, without limitation, the sale of their respective products and services, or use or other exploitation of any Intellectual Property by the Company, its subsidiaries or any customers, distributors or other licensees) has infringed, violated or misappropriated or otherwise conflicted, or will infringe, violate or misappropriate or otherwise conflict, with any intellectual property right of any person.

(ii) Intellectual Property Infringements. No person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company and any subsidiary in or to the Intellectual Property.

(jj) Intellectual Property Agreements. The Company has entered into valid and enforceable written agreements pursuant to which the Company has been granted all licences and permissions to use, reproduce, sub-license, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate any aspects of the business of the Company and its subsidiaries currently conducted (including, if required, the right to incorporate such Licensed IP into the Intellectual Property). All license agreements in respect to Licensed IP are in full force and effect and none of the Company, any of its subsidiaries or any other person, is in default of its obligations thereunder. To the extent that any of the Intellectual Property is licensed or disclosed to any person or any person has access to such Intellectual Property (including but not limited to any employee, officer, shareholder, consultant, systems-integrator, distributor, contract counterparty, or other customer of the Company or any of its subsidiaries), the Company has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and none of the Company or any of its subsidiaries, nor any other person, is in default of its obligations thereunder.

(kk) Moral Rights. All moral rights as defined under the Copyright Act (Canada) or any other applicable legislation or by operation of law in any applicable jurisdiction have been waived in writing in favour of any of the Company, its subsidiaries and their successors or assignees with respect to the copyrightable works that are owned by the Company or a subsidiary.

(ll) Books and Records. The minute books of the Company have been maintained in compliance with all applicable laws and are complete and accurate in all respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors or items in the minute book that are not current, but which are not material in the context of the Company and its subsidiaries on a consolidated basis.

(mm) Company Information. All information provided by the Company to the Agent in relation to it and the offering of Shares hereby (including in respect of its due diligence requests) is accurate and complete in all respects at its respective date as stated therein and is not misleading.

(nn) No Withheld Material Facts. The Company has not withheld from the Agent any material facts known to the Company relating to the Company or the offering of Shares hereby.

(oo) Capitalization. The Company is authorized to issue an unlimited number of Common Shares of which, as at April 25, 2023, 73,391,985 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable.

(pp) Share Certificate. The form and terms of the certificate representing the Shares has been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Shares does not and will not conflict with any applicable laws or the rules and policies of the NEO.

(qq) Due and Valid Issuance. The Shares have been duly and validly allotted and reserved for issuance by the Company and when issued in accordance with this Agreement, and upon receipt of payment for the Shares, will be, if and when issued by the Company, duly and validly issued as fully paid and non-assessable Common Shares of the Company.

(rr) No Pre-Emptive Rights. No person currently has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants but, for greater certainty, not including any letter of intent or other non-binding terms outlining a potential transaction involving the purchase, subscription or issuance of the Company’s securities) for the purchase, subscription or issuance of Common Shares; no person has the right to require the Company or any of its subsidiaries to qualify or register any securities for sale under Securities Laws by reason of the filing of the Prospectus with any Qualifying Authority or the issuance and sale of the Shares.

(ss) Securities Law Compliance. The Company is in compliance in all material respects with all its disclosure obligations under Securities Laws, including, without limitation, with its timely and continuous disclosure obligations under applicable Securities Laws of each of the Qualifying Jurisdictions and the policies, rules and regulations of the NEO and, without limiting the generality of the foregoing, there has not occurred any material change (actual, anticipated, contemplated or threatened) in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, assets, properties, condition (financial or otherwise), results of operations or control of the Company and of its subsidiaries (taken as a whole) which has not been set forth in the Public Record or otherwise publicly disclosed on a non-confidential basis.

(tt) Stock Exchanges. The issued and outstanding Common Shares are listed and posted for trading on the NEO.

(uu) Transfer Agent. Odyssey Trust Company has been duly appointed as transfer agent and registrar for the Common Shares.

(vv) Related Party Transactions. The are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Company or any subsidiary that are required to be disclosed in the Prospectus that have not been disclosed or filed in the Prospectus.

(ww) Principals and Material Interests. None of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and its subsidiaries on a consolidated basis.

(xx) Stabilization or Manipulation. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Securities Laws, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(yy) Significant Acquisition. The Company has not completed any “significant acquisition” (as such term is used in NI 44-101) or “restructuring transaction” (as such term is defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the offering documents, pursuant to Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectus Supplement, would be a significant acquisition for the purposes of Securities Laws or (ii) would require financial statement disclosure in respect of the acquired business for the purposes of Securities Laws.

(zz) Continuous Disclosure. The Company will promptly file all reports required to be filed by it with the Qualifying Authorities under applicable Securities Laws for so long as the delivery of a prospectus relating to the Shares is required to be delivered by the Agent under Securities Laws, and during such same period will notify the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order or of any order preventing or suspending the use of any prospectus relating to the Shares, of the suspension of the qualification of the Shares for offering or sale in any of the Qualifying Jurisdictions, of the initiation or threat of any proceeding for any such purpose, or of any request by the Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares; and the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible.

(aaa) Filings. There are no reports or information that in accordance with the requirements of Securities Laws must be made publicly available in connection with the offering of the Shares hereby that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any of the Qualifying Authorities in connection with the offering of Shares hereby that have not been filed as required. The Company has not filed any confidential material change or other report or other document with any Qualifying Authority, the NEO, or any other self-regulatory authority which at the date hereof remains confidential.

(bbb) Forward-Looking Information and Statements. No forward-looking information or statements (within the meaning of applicable Securities Laws) of the Company included or incorporated by reference in the Prospectus, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith, such forward-looking information and statements are based on assumptions that are reasonable in the circumstances, and the Company has updated such forward-looking information and statements as required by and in compliance with Securities Laws.

(ccc) Commissions. Except for the Agent as provided in this Agreement, there is no person acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(ddd) Anti-Bribery Laws. None of the Company, nor any of its subsidiaries, directors, officers, nor any agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other applicable anti-bribery or anti-corruption provisions of applicable law (“Anti-Bribery Laws’), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any foreign official or any foreign political party or official thereof or any candidate for foreign political office, in contravention of Anti-Bribery Laws and the Company and its affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures reasonably designed to promote and achieve, and which are reasonably expected to continue to promote and achieve, continued compliance therewith.

(eee) Money Laundering Laws. None of the Company, nor any of its subsidiaries, directors, officers, nor any of its employees or agents, has at any time (i) made any unlawful contribution to any candidate for political office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal, provincial, territorial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of Canada or any jurisdiction thereof; the operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions in which the Company or any of its subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority body or agency involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(fff) Sanctions. Neither the Company, nor any of its subsidiaries, directors, officers, nor any agent, employee or representative of the Company or its subsidiaries, affiliate or other person associated with or acting on behalf of the Company or its subsidiaries is currently subject to or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State or Bureau of Industry and Security of the U.S. Department of Commerce (including, without limitation, the designation as a “specially designated national” or “blocked person”)), Canada (including, without limitation, sanctions administered or enforced by the Office of the Superintendent of Financial Institutions), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is, or whose government is, the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Syria and Russia (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country, or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as agent, principal, underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(ggg) IT Systems. (i) There has been no security breach or other compromise of or relating to any of the Company’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Company and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; (iii) the Company and its subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(hhh) Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. Any amendment or supplement to the Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No order preventing or suspending the use of the Base Prospectus, the Prospectus Supplement or the Prospectus has been issued by any Qualifying Authority. The Prospectus, at the time of filing thereof with the Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Securities Laws. The Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Securities Laws. The Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agent furnished to the Company in writing by or on behalf of the Agent expressly for use therein. The Company has delivered to the Agent one complete copy of each of the Base Prospectus and a copy of each consent of experts filed as a part thereof, and conformed copies of the Base Prospectus and the Prospectus, as amended or supplemented, at such places as the Agent have reasonably requested. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

(iii) Accuracy. Any certificate signed by any officer of the Company and delivered to the Agent or to counsel for the Agent shall be deemed a representation and warranty by the Company, as the case may be, to the Agent as to the matters covered thereby.

3.	Agreements of the Company. The Company covenants and agrees with the Agent as follows:

(a) Prospectus Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Base Prospectus has been filed with any Qualifying Authority and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the Prospectus has been filed (each, an “Amendment Date”) and of any request by any Qualifying Authority for any amendment or supplement to the Prospectus or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Qualifying Authorities; (iii) the Company will submit to the Agent a copy of any amendment or supplement to the Prospectus (other than a copy of any documents incorporated by reference into the Prospectus) within a reasonable period of time before the filing thereof and will afford the Agent and the Agent’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectus (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Prospectus if such documents are accessible from SEDAR) and the Company will cause each amendment or supplement to the Prospectus to be filed with the Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Qualifying Authorities as required pursuant to Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agent, promptly after it receives notice thereof, of the issuance by the Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in the Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose or of any request by the Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 7, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, or the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, or the suspension of any qualification for offering or sale in the Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agent under Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by Securities Laws, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Qualifying Authorities pursuant to Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with Securities Laws, the Company will promptly notify the Agent to suspend the offering of Shares during such period and, if it is necessary to file an amendment or supplement to the Prospectus to comply with Securities Laws, the Company will promptly prepare and file with the Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectus comply with such requirements, and the Company will furnish to the Agent such number of copies of such amendment or supplement as the Agent may reasonably request.

(d) Delivery of Prospectus. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Prospectus that are filed with the Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under Securities Laws (including all documents filed with the Qualifying Authorities during such period that are deemed to be incorporated by reference therein), as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agent that are available on SEDAR.

(e) Company Information. The Company will furnish to the Agent such information in its possession as is reasonably requested by the Agent as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement and Securities Laws.

(f) Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agent in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(g) Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agent all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of each preliminary prospectus, the Prospectus and any amendment or supplement to the Prospectus, (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Prospectus, any preliminary prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agent, (v) the listing of the Shares on the NEO, (vi) any filings required to be made by the Agent with the Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agent in connection therewith, (vii) counsel to the Company, (viii) CDS and any other depositary, transfer agent or registrar for the Shares, (ix) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (x) all reasonable out-of-pocket fees, disbursements and other charges of the Agent incurred in connection with this Agreement, the Prospectus and the offering of the Shares including without limitation, the fees and disbursements of counsel to the Agent (to a maximum of $[95,000], exclusive of taxes and disbursements, for counsel plus an additional $5,000, exclusive of taxes and disbursements, for counsel per fiscal quarter in connection with subsequent Representation Dates (as defined herein) hereunder) provided that any single expense greater than $5,000 (other than with respect to the fees of counsel) shall require the prior approval of the Company and (xii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(h) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agent or any affiliate of the Agent.

(i) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agent to sell Shares, advise the Agent promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(j) Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agent or its counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and an update on diligence matters with representatives of the Agent and its counsel and (ii) at each Representation Date or otherwise as the Agent may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agent and its counsel.

(k) Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares (each a “Proposed Transaction”), without giving the Agent by written notice or by draft news release sent to the Agent at least three business days’ prior to the issuance date specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days’ prior notice, then the Company shall notify the Agent as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agent pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectus, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company or to consultants or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company or to consultants. If notice of a proposed transaction is provided by the Company pursuant to this subsection (k), the Agent may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agent.

(l) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m) Required Filings Relating to Sale of Shares. In each quarterly report, quarterly financial statements, quarterly and annual management discussion and analysis, annual information form, annual financial statements filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agent under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agent under this Agreement, the gross and net proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the NEO, the Company will provide the NEO with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NEO.

(n) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectus relating to the Shares or amends or supplements the Prospectus relating to the Shares by means of a supplement but not by means of incorporation of document(s) by reference to the Prospectus relating to the Shares; (ii) files or amends interim financial statements; (iii) files or amends annual financial statements pursuant to Securities Laws; (iv) files or amends an annual information form; or (v) at any other time reasonably requested by the Agent (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a “Representation Date”), the Company shall furnish the Agent with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three days of each Representation Date.

(o) Legal Opinions. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agent, dated the date the opinions are so furnished and addressed to the Agent, in form and substance satisfactory to the Agent, acting reasonably, (i) the written opinion of Peterson McVicar LLP, counsel for the Company, as described in Section 4(e), and other local counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Prospectus as amended and supplemented to the date of such opinion dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agent and its counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agent may furnish the Agent with a letter to the effect that the Agent may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(o) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agent sells any Shares, the Company shall provide the Agent with each of the documents set out in this Section 3(o).

(p) Comfort Letters. Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause its auditors to furnish to the Agent a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries contained in the Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of Securities Laws and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Prospectus comply as to form in all material respects with the published accounting requirements of Securities Laws and the related regulations thereunder and with the applicable accounting requirements of Securities Laws and the related published rules and regulations adopted by the Canadian Securities Authorities (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectus, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agent sells any Shares, the Company shall provide the Agent with each of the documents set out in this Section 3(p).

(q) Corporate Opinions for Material Subsidiaries. Upon execution of this Agreement and within three Trading Days after (i) each Representation Date and (ii) each Amendment Date, the Company shall cause to be furnished to the Agent, dated the date the opinions are so furnished and addressed to the Agent, in form and substance satisfactory to the Agent, a favourable written legal opinion from legal counsel to the Company located in the jurisdictions in which each of the Material Subsidiaries is incorporated and conducting business as to the following matters: (i) each Material Subsidiary is duly incorporated or formed under all applicable laws of the jurisdiction of its incorporation or formation; (ii) each Material Subsidiary is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation; (iii) each Material Subsidiary has all requisite corporate power and authority and is registered or otherwise qualified to conduct the business now and as proposed to be conducted, and to own, lease and operate their respective properties and assets; and (iv) as to the authorized share capital and the issued and outstanding share capital of each Material Subsidiary (the “Corporate Opinions”).

(r) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agent.

(s) Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agent), the Company shall have obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction.

(t) Offer to Refuse to Purchase. If any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares.

(u) Consent to the Agent’s Trading. The Company consents to the extent permitted under Securities Laws, the policies, rules and regulations of the NEO, and under this Agreement, to the Agent trading in the Common Shares of the Company: (i) for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agent’s own accounts, provided that in the case of the clause (ii), no such purchase or sale shall take place by the Agent while the Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agent or its clients resulting from such trading activity.

(v) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) solely connected to the offering and sale of the Shares other than the Prospectus reviewed and consented to by the Agent and included in an Agency Transaction Notice, provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agent.

(w) Purchases under Normal Course Issuer Bid. Without having first agreed with the Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending or effective, and (ii) the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice.

4.	Conditions to the Agent’s Obligations. The obligations of the Agent hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Prospectus Supplement. The Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agent and Agent’s counsel and the Translation Decision shall remain in full force and effect without amendment.

(b) No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Prospectus, there shall not have been a Material Adverse Change.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Qualifying Authorities or any other federal, provincial, territorial or state or other foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Prospectus, the response to which would require any amendments or supplements to the Prospectus; (ii) the issuance by the Qualifying Authorities or any other federal, provincial, territorial or other or other foreign or other Governmental Authority of any stop order suspending the effectiveness of the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectus or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company having reasonably determined that a post-effective amendment to the Prospectus would be appropriate.

(d) Officers’ Certificates. The Agent shall have received, upon execution of this Agreement and on each Representation Date, one or more certificates, dated such date and signed by at least two executive officers of the Company, in form and substance satisfactory to the Agent, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i)	each signatory of such certificate has carefully examined the Prospectus (including any documents filed under Securities Laws and deemed to be incorporated by reference into the Prospectus);

(ii)	as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, the Prospectus does not contain any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct in all material respects, other than those that are qualified by materiality, which shall be true and correct in all respects; and

(iv)	each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions. The Agent shall have received the opinions of counsel to be delivered pursuant to Section 3(o) on or before the date on which such delivery of such opinions are required pursuant to Section 3(o).

(f) Comfort Letter. The Agent shall have received the Comfort Letter required to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such letter is required pursuant to Section 3(p).

(g) Corporate Opinions of Material Subsidiaries. The Agent shall have received the opinions to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions is required pursuant to Section 3(q).

(h) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(j).

(i) Stock Exchange Listing. The Shares shall have been approved for listing on the NEO, subject only to the Company fulfilling customary conditions with the NEO in similar circumstances, at or prior to the applicable Settlement Date.

(j) Securities Filings Made. All filings required by the Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by Securities Laws.

(k) Additional Certificates. The Company shall have furnished to the Agent such certificate or certificates, in addition to those specifically mentioned herein, as the Agent may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Prospectus or any documents filed under Securities Laws and deemed to be incorporated by reference into the Prospectus, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agent.

(l) Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplement have been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplement and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Qualifying Authorities in accordance with applicable Securities Laws.

(m) Adjustments. The Company and the Agent acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

5.	Indemnification.

(a) Indemnification. The Company shall indemnify and hold harmless the Agent, the directors, officers, employees, counsel and agents of the Agent and each person, if any, who controls the Agent from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under any federal, provincial, territorial or state statutory law or regulation (including, without limitation, Securities Laws), at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agent and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agent furnished in writing to the Company by the Agent expressly for inclusion in the Prospectus. The Company acknowledges that the name of the Agent set forth on the front and back covers and on the certificate of the Agent in the Prospectus Supplement constitute the only information furnished in writing by or on behalf of the Agent for inclusion in the Prospectus. This indemnity will be in addition to any liability that the Company might otherwise have.

(b) Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(b), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(c) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company, the Company shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other hand. The relative benefits received by the Company on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares (before deducting expenses) received by the Company to the sum of (i) the total compensation actually received by the Agent pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agent as set forth in the table on the cover page of the Prospectus. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the intent of the Company and its knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (c) shall be deemed to include, for purpose of this subsection (c), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (c), no person found guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (c), any person who controls a party to this Agreement will have the same rights to contribution as that party, and each officer of the Company who signed the Prospectus will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (c), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (c) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this subsection (c) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(d) Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of the Agent and each person, if any, who controls the Agent or any such affiliate.

6.	Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agent. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(g) (Reimbursement of Certain Expenses), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(j) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) The Agent may terminate its obligations under this Agreement in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(g) (Reimbursement of Certain Expenses), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(j) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (C) December 4, 2023, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(g) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(j) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7.	Miscellaneous.

(a) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed: (i) if to the Agent, at the offices of:

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, BC V7C 3E8

Attention:	Jamie Rogers, Managing Director, Head of Investment & Corporate Banking, BC Jesse Pearlstein, Director
Email:	jamie.rogers@bmo.com and jesse.pearlstein@bmo.com

with a copy to:

DLA Piper LLP (Canada)

666 Burrard Street, Suite 2800

Vancouver, British Columbia V6C 2Z7

Attention:	Deepak Gill
Email:	deepak.gill@dlapiper.com

or if sent to the Company, at the office of the Company:

Abaxx Technologies Inc.

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Attention:	Joshua Crumb, Founder and Chief Executive Officer
Email:	josh@abaxx.tech

With a copy to:

Peterson McVicar LLP

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Attention:	Dennis Peterson
Email:	dhp@petelaw.com

Any such notice shall be effective (i) when sent, if emailed, (ii) upon receipt, if hand delivered, or (iii) five business days after being deposited in Canada post, postage prepaid, if sent by mail. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agent, electronic mail to any two Authorized Company Representatives). Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

(b) Consent to Jurisdiction. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Agent or by any person who controls the Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the province of Ontario, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c) No Third Party Beneficiaries. The Company acknowledges and agrees that the Agent is acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agent is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agent shall have no responsibility or liability to the Company with respect thereto. Any review by the Agent of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agent and shall not be on behalf of the Company.

(d) Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent or any of its controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e) Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s length commercial transaction between the Company, on the one hand, and the Agent, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agent owes no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agent has not assumed nor will it assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agent or its affiliates have advised or are currently advising the Company on other matters) and the Agent has no obligations to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f) Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by the other party hereto to the jurisdiction of the courts of the province of Ontario.

(g) Judgment Currency. The Company agrees to indemnify the Agent, its directors, officers, affiliates and each person, if any, who controls the Agent, against any loss incurred by the Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than Canadian dollars and as a result of any variation as between (i) the rate of exchange at which the Canadian dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase Canadian dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h) Counterparts. This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(i) Survival of Provisions. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(j) Waiver of Jury Trial. Each of the Company and the Agent hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(k) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(l) Currency. Unless otherwise noted, all dollar amounts expressed herein refer to the lawful currency of Canada.

(m) Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agent and the Company. Notwithstanding the foregoing, any party to this Agreement may update its list of representatives on Schedule 1 or their contact information by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agent.

Very truly yours,

ABAXX TECHNOLOGIES INC.

By:	/s/ Joshua Crumb
Name:	Joshua Crumb
Title:	Chief Executive Officer & Director

Confirmed as of the date first above mentioned:

BMO NESBITT BURNS INC.

By:	/s/ Jamie Rogers
Name:	Jamie Rogers
Title:	Managing Director, Head of Investment & Corporate Banking, BC

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Josh Crumb, CEO & Founder	josh@abaxx.tech	604-363-3932
Steve Fray, CFO	steve.fray@abaxx.tech	416-786-4381
Jeff Lipton, General Counsel	jeff@abaxx.tech	246-826-5920

*	Notices to be provided to at least one of the above Authorized Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of BMO Nesbitt Burns Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Jamie Rogers, Managing Director, Head of Investment & Corporate Banking, BC	jamie.rogers@bmo.com	604-443-1491
Jesse Pearlstein, Director	jesse.pearlstein@bmo.com	416-359-4517

SCHEDULE 2

MATERIAL SUBSIDIARIES

Abaxx Technologies Canada Inc. (Canada)

Abaxx Technologies Corp. (Barbados)

Abaxx Singapore Pte. Ltd (Singapore)

Abaxx Exchange Pte. Ltd. (Singapore)

Abaxx Clearing Pte. Ltd. (Singapore)

EXHIBIT A

[Company Letterhead]

[              ], 20[__]

BMO Nesbitt Burns Inc.,

885 West Georgia Street, Suite 1700

Vancouver, BC V7C 3E8

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the Agent under, and pursuant to, that certain Equity Distribution Agreement between the Company and the Agent dated [___________], 20[___] (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[______], 20[__], [_______], 20[__] . . . [ ], 20[__]

Maximum [Number]/[Value] of Shares to be Sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	[CAD] [__.__]

[Remainder of Page Intentionally Blank]

Very truly yours,

ABAXX TECHNOLOGIES INC.

By:
Name:
Title:

Accepted and agreed as of the date first above written:

BMO NESBITT BURNS INC.

By:
Name:
Title:

EXHIBIT B

Form of Opinion of
Counsel to the Company

1. The Company is a corporation existing under the Business Corporations Act (Alberta) and has the requisite corporate capacity and power to own its assets and to conduct its business as contemplated in the Prospectus.

2. The authorized share capital of the Company consists of an unlimited number of Common Shares of which [●] Common Shares were issued and outstanding as of [●].

3. The attributes of the Common Shares conform in all material respects with the description thereof in the Prospectus.

4. Odyssey Trust Company has been appointed as the transfer agent and registrar for the Common Shares.

5. The Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of the Equity Distribution Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Common Shares.

6. The Common Shares are listed and posted for trading on the NEO and the Shares have been approved for listing on the NEO, subject only to satisfaction by the Company of customary post-closing conditions imposed by the NEO in similar circumstances.

7. The Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of Securities Laws in any of the Qualifying Jurisdictions in those jurisdictions where such lists are maintained.

8. The Company has the necessary corporate power and capacity to certify and file the Prospectus Supplement and all necessary corporate action has been taken by the Company to authorize the certification by it of the Prospectus Supplement and the filing thereof, as the case may be, in each of the provinces of Canada and in accordance with applicable Securities Laws.

9. The Company has the corporate power to enter into and deliver the Equity Distribution Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Equity Distribution Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability opinions.

10. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Equity Distribution Agreement and the performance of its obligations thereunder and to authorize the issuance, sale and delivery of the Shares.

11. The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Equity Distribution Agreement will not result in a breach or default of any provisions of (i) the articles or notice of articles of the Company or (ii) any applicable Securities Laws.

12. Except such as have been made or obtained under applicable Securities Laws and filings after the date hereof by the Company required under applicable Securities Laws, the rules and policies of the NEO and any undertaking to a securities regulatory authority, and except to the extent that exemptions or waivers therefrom have been obtained from applicable securities regulatory authorities in Canada, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of this Equity Distribution Agreement or the consummation by the Company of the transactions contemplated therein.

13. All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Shares to the public in each of such Qualifying Jurisdictions by or through investment dealers and brokers duly registered under Securities Laws of such Qualifying Jurisdictions who have complied with the relevant provisions of such laws.

14. The statements in the Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Consideration” and “Eligibility for Investment” in so far as they purport to describe the provisions of the laws referred to therein, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto, are accurate summaries of the matters discussed therein.